UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

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Kronos Bio, Inc.
(Name of Subject Company)

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Kronos Bio, Inc.
(Name of Persons Filing Statement)

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Common Stock, $0.001 par value per share
(Title of Class of Securities)

50107A104
(CUSIP Number of Class of Securities)

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Deborah Knobelman, Ph.D.
President, Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer
Kronos Bio, Inc.
301 Binney Street, 2nd Floor East
Cambridge, MA
(650) 781-5200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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With a copy to:
Michael R. Patrone, Esq.
Amanda J. Gill, Esq.
Goodwin Procter LLP
New York Times Bldg
620 8th Ave
New York, NY 10018
(212) 813-8800

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kronos Bio, Inc., a Delaware corporation (“Kronos” or the “Company”) with the U.S. Securities and Exchange Commission on May 15, 2025 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Concentra Merger Sub IV, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares, for (i) $0.57 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated May 15, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on May 15, 2025, by Parent and Purchaser (as amended and supplemented on June 5, 2025 and as may be further amended or supplemented from time to time).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the eighth paragraph under the subsection entitled “— Tender Offer” in its entirety with the following:

“On June 5, 2025, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute following 11:59 p.m., Eastern Time, on June 13, 2025. The expiration time of the Offer and withdrawal rights has been extended to 11:59 a.m., Eastern Time, on June 18, 2025, unless otherwise agreed to in writing by Parent and Kronos. The expiration time may also be extended under the following circumstances: (i) Purchaser may elect to (and if so requested by Kronos, Purchaser will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Kronos (or if not so requested by Kronos, as determined by Parent), but not more than 10 business days each, if (A) as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived or (B) if, as of the then-scheduled expiration time, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement, or (ii) to comply with any period required by the SEC or The Nasdaq Global Select Market applicable to the Offer. In no event will Parent or Purchaser be required or permitted to extend the Offer beyond July 29, 2025, which is the outside date of the Merger Agreement, without the prior written consent of Kronos.”

ITEM 8.    ADDITIONAL INFORMATION

Item 8 (“ADDITIONAL INFORMATION”) of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately following the first paragraph of the section titled “— Regulatory Approvals,” the following paragraphs:

Lease Termination

On June 4, 2025, the Company entered into a Lease Termination Agreement (the “Termination Agreement”) with BMR-Rogers Street LLC, a Delaware limited liability company (the “Landlord”), pursuant to which the Company and the Landlord agreed to terminate that certain Office Lease, dated February 28, 2020, as amended (the “Original Lease”), related to the Company’s office and laboratory space located at 301 Binney Street, Cambridge, Massachusetts. Prior to the Termination Agreement, the term of the Original Lease was set to expire on February 28, 2031. Pursuant to the Termination Agreement, the Original Lease will be terminated effective as of 11:59 p.m. Eastern time on June 30, 2025 (the “Early Termination Date”). As consideration for the Termination Agreement, the Company agreed to pay Landlord approximately $22.5 million within three business days of the execution of the Termination Agreement, and the Landlord agreed to cancel and return to the Company the approximately $2.0 million held as a security deposit within 60 days following the Early Termination Date.

As a result of the termination of the Original Lease, and related costs the Company no longer expects to incur in connection with the Original Lease, the Company estimates approximately $18.2 million in aggregate additional cost savings. Pursuant to the CVR Agreement, the Company expects an additional payment to its CVR Holders of at least $0.29 per CVR as Additional Closing Net Cash Proceeds from such cost savings, in addition to any other additional payments that may become due pursuant to the CVR Agreement. Such Additional Closing Net Cash Proceeds will be paid to CVR Holders no later than 60 days following the consummation of the Merger.

Litigation Update

As of June 5, 2025, three complaints had been filed by purported stockholders of the Company challenging certain disclosures in this Schedule 14D-9. The complaint, captioned Bowen v. Kronos Bio, Inc., et al., was filed on May 20, 2025, in the United States District Court for the Northern District of California, (the “California Complaint”), names as defendants the Company and each member of the Kronos Board (collectively, the “Kronos Bio Defendants”); and the complaints, captioned Burke v. Kronos Bio, Inc., et al., and Thompson v. Kronos Bio, Inc., et al. were filed on May 21, 2025 and May 22, 2025, respectively, in the Supreme Court of New York, County of New York (together, the “New York Complaints,” and collectively with the California Complaint, the “Complaints”) and names the Kronos Bios Defendants. The California Complaint alleges violations of Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder against the Kronos Bio Defendants and violations of Section 20(a) of the Exchange Act against the Kronos Board. The New York Complaints allege negligent misrepresentation and concealment in violation of New York common law as well as negligence in violation of New York common law. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the respective plaintiffs. Each of the Kronos Bio Defendants intends to vigorously defend these actions.

Additional lawsuits may be filed against the Company, the Kronos Board, Parent and/or Purchaser in connection with the Transactions, the Schedule TO and this Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, Purchaser, Parent or the Company will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2025

Kronos Bio, Inc.
By:	/s/ Deborah Knobelman
Deborah Knobelman, Ph.D
President, Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

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